Exhibit 99.2

BSW/cv	Brussels, April 26, 2005

The board of directors kindly requests you to attend the ordinary general meeting of our company that will be held on Thursday, May 26, 2005, at 3:00 p.m. at the registered office of the company, rue Osseghem 53 in Molenbeek-Saint-Jean with the agenda set forth below.

The persons attending the meeting are asked to arrive at least thirty minutes prior to the scheduled start of the meeting in order to complete the registration requirements.

Agenda

1.	Presentation of management report of the Board of Directors on the financial year ended December 31, 2004.

2.	Presentation of report of the statutory auditor on the financial year ended December 31, 2004.

3.	Communication of the consolidated annual accounts as of December 31, 2004.

4.	Presentation of information on corporate governance.

The documents and information referred to in agenda items 1-4 are included in Delhaize Group’s annual report for the financial year ended December 31, 2004 attached hereto.

./..

5.	Approval of the annual accounts as of December 31, 2004.

Proposed resolution: approve the annual accounts as of December 31, 2004, including the allocation of profits, and approve the distribution of a gross dividend of EUR 1.12 per share.

6.	Discharge of liability of the directors.

Proposed resolution: approve the discharge of liability of persons who served as directors of Delhaize Group SA during the financial year ended December 31, 2004.

7.	Discharge of liability of the statutory auditor.

Proposed resolution: approve the discharge of liability of the statutory auditor for the financial year ended December 31, 2004.

8.	Resignation, renewal and appointment of directors.

8.1	Notification of the resignation of Baron Gui de Vaucleroy as director as of December 31, 2004.

8.2	Notification of the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove as director with effect at the end of this meeting.

8.3	Notification of the resignation of Mr. Frans Vreys as director with effect at the end of this meeting.

8.4	Proposed resolution: renew the mandate of Count Arnoud de Pret Roose de Calesberg as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

8.5	Proposed resolution: appoint Mr. Luc Vansteenkiste as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

8.6	Proposed resolution: appoint Mr. Jacques de Vaucleroy as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

8.7	Proposed resolution: appoint Mr. Hugh G. Farrington as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

9.	Independence of directors under the Belgian Company Code.

9.1	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Count de Pret Roose de Calesberg, whose mandate has been renewed until the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and renew his mandate as independent director pursuant to the criteria of the Belgian Company Code.

9.2	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Mr. Luc Vansteenkiste, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

9.3	Proposed resolution: upon proposal of the Board of Directors, acknowledge that Mr. Jacques de Vaucleroy, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

9.4	Proposed resolution: upon proposal of the Board of directors, acknowledge that Mr. Hugh G. Farrington, who has been appointed as director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director pursuant to the criteria of the Belgian Company Code.

10.	Renewal of the statutory auditor’s mandate for a period of three years.

Proposed resolution: renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, Belgium as statutory auditor, represented by Mr. Philip Maeyaert, auditor or, in the event of inability of the latter, by any other partner of the statutory auditor agreed upon by Delhaize Group SA, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, and approve the yearly audit fees of the statutory auditor amounting to EUR 634,450.

11.	Stock option plan under which executive managers are entitled to acquire Delhaize Group’s ordinary shares.

Proposed resolution: approve a stock option plan that Delhaize Group SA intends to launch in the course of 2005, to the extent that the stock option plan could entitle executive managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

You will find the draft stock option plan attached hereto.

12.	Accelerated vesting of stock options and accelerated payment under a performance cash plan upon a change of control over the company.

Proposed resolution: pursuant to Article 556 of the Belgian Company Code, approve (i) any provision granting to the beneficiaries of stock options on shares of the company the right to acquire prematurely shares of the company in the event of a change of control over the company, as provided in the stock option plan that the company intends to launch in the course of 2005 and in any agreement entered into between the company and beneficiaries in respect of the above-mentioned stock option plan, and (ii) any provision entitling the participants to the performance cash plan launched by the company in 2003 to receive a full cash payment with respect to any outstanding grant in the event of a change of control over the company.

In order to be authorized to attend the ordinary general meeting, and pursuant to Articles 32 and 33 of the Articles of Association, holders of securities must comply with the following formalities:

(i)	Holders of registered shares must be registered in the register of shares and, by May 20, 2005 at the latest, deliver to the Board of Directors of Delhaize Group SA (c/o Pierre Leybaert, Delhaize Group SA, Rue Osseghem 53, 1080 Brussels, Belgium) the attending form evidencing their intent to exercise their rights at the meeting. You will find attached the attending form.

(ii)	Holders of bearer shares must, by May 20, 2005 at the latest, deposit their shares at the registered office of the company or, within the same time frame, deposit their shares with a Belgian branch of Dexia Banque, ING Belgium, Fortis Banque, KBC Bank or Banque Degroof. On May 26, 2005 at the latest, these banks shall certify to the company that those bearer shares are blocked up to and including the date of the ordinary general meeting.

(iii)	Holders of securities are permitted to be represented by a proxy holder at the ordinary general meeting. The proxy in the form approved by the company is attached hereto. The signed original proxy must be delivered to the company or to the offices of a Belgian branch of Dexia Banque, ING Belgium, Fortis Banque, KBC Bank or Banque Degroof by May 20, 2005 at the latest. Proxies may also be sent by fax at +32 2 412 21 29 by May 20, 2005 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxy holder.

(iv)	Holders of convertible bonds or warrants issued by the company may attend the meeting in an advisory capacity as provided by the Belgian Company Code, and are subject to the same attendance requirements as those applicable to shareholders.

In order to attend the meeting, holders of securities and proxy holders will have to prove their identity, and representatives or attorney-in-fact of legal entities must hand over the documents establishing their capacity, at the latest immediately prior to the beginning of the meeting.

You will find attached Delhaize Group’s Annual Report for the financial year ended December 31, 2004, the draft stock option plan referred to in agenda item 11 above and an information statement providing additional information on the agenda items of the ordinary general meeting. The performance cash plan referred to in the agenda item 12 above is further described in the Global Long-Term Incentive Program Description, which can be obtained at the address mentioned under (i) above.

Yours sincerely,

Georges Jacobs
Chairman of the Board of Directors

P.S.:	If you wish to attend the ordinary general meeting, please return the enclosed yellow document to us.

Annexes:

1.	Yellow document aimed at confirming the attendance at the ordinary general meeting.

2.	Form of proxy approved by the company.

3.	2004 annual report of the company.

4.	Draft stock option plan

5.	Information statement giving additional information on the agenda items.

Annex 1 to Exhibit 99.2

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

ATTENDING FORM

The undersigned :

____________________________________________________________________________________

hereby represented by (first name, family name and title) :

____________________________________________________________________________________

holder of                                                           shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office at Molenbeek-Saint-Jean, rue Osseghem 53, registered with the Register of legal entities of Brussels under the number 0402206045, hereby notify his/her/its intent to attend the ordinary general meeting of May 26, 2005.

Made in                                  , on

Signature

Annex 2 to Exhibit 99.2

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

PROXY

The undersigned,

____________________________________________________________________________________

Hereby represented by (first name, family name and title):

____________________________________________________________________________________

holder of                      shares of Delhaize Brothers and Co. “The Lion” (Delhaize Group) SA, with registered office located at Molenbeek-Saint-Jean, rue Osseghem 53, Belgium, registered with the Register of legal entities of Brussels under the number 0402206045, grants special powers to:

____________________________________________________________________________________

in order to be represented at the ordinary general meeting that will take place on Thursday May 26, 2005 at 3:00 p.m. CET, at the registered office of the company, in order to discuss the agenda herewith attached and to vote on his/her/its behalf in the way indicated hereinafter:

./..

VOTING INSTRUCTION:

(*) Cross out indications when not applicable.

1) item 1 of the agenda does not require a vote	2) item 2 of the agenda does not require a vote

3) item 3 of the agenda does not require a vote	4) item 4 of the agenda does not require a vote

5) vote on proposed resolution 5 - vote in favor (*) - vote against (*) - abstain (*)	6) vote on proposed resolution 6 - vote in favor (*) - vote against (*) - abstain (*)

7) vote on proposed resolution 7 - vote in favor (*) - vote against (*) - abstain (*)	8.1) item 8.1 of the agenda does not require a vote

8.2) item 8.2 of the agenda does not require a vote	8.3) item 8.3 of the agenda does not require a vote

8.4) vote on proposed resolution 8.4 - vote in favor (*) - vote against (*) - abstain (*)	8.5) vote on proposed resolution 8.5 - vote in favor (*) - vote against (*) - abstain (*)

8.6) vote on proposed resolution 8.6 - vote in favor (*) - vote against (*) - abstain (*)	8.7) vote on proposed resolution 8.7 - vote in favor (*) - vote against (*) - abstain (*)

9.1) vote on proposed resolution 9.1 - vote in favor (*) - vote against (*) - abstain (*)	9.2) vote on proposed resolution 9.2 - vote in favor (*) - vote against (*) - abstain (*)

9.3) vote on proposed resolution 9.3 - vote in favor (*) - vote against (*) - abstain (*)	9.4) vote on proposed resolution 9.4 - vote in favor (*) - vote against (*) - abstain (*)

10) vote on proposed resolution 10 - vote in favor (*) - vote against (*) - abstain (*)	11) vote on proposed resolution 11 - vote in favor (*) - vote against (*) - abstain (*)

12) vote on proposed resolution 12 - vote in favor (*) - vote against (*) - abstain (*)

2

If you provide no voting instruction with respect to a proposed resolution:

(i)	the proxyholder will vote in favor of the proposed resolution; OR

(ii)	if the principal has crossed out the indication under (i) above, the proxyholder will vote in the best interest of the principal, on the basis of the discussions.

In addition, the proxyholder will notably be entitled to:

(i)	participate in all discussions and vote, amend or reject any proposed resolution of the agenda on behalf and for the account of the principal; AND

(ii)	with respect to the above, execute all deeds, minutes, attendance list and, in general, do anything required.

Pursuant to Article 33 of the Articles of Association, the signed original proxies must be delivered to the company (c/o Pierre Leybeart, Delhaize Group, Rue Osseghem 53, B-1080 Brussels, Belgium) or to the offices of a Belgian branch of Dexia Banque, ING Belgium, Fortis Banque, KBC Bank or Banque Degroof by May 20, 2005 at the latest. Proxies may also be sent by fax at +32 (0)2 412 21 29 by May 20, 2005 at the latest, provided that the signed original of such proxies be handed over to the company at the latest immediately prior to the beginning of the general meeting. Failure to comply with these requirements will result in the company not acknowledging the powers of the proxyholder.

In order to attend the meeting, proxyholders will have to prove their identity, and representatives of legal entities must hand over the documents establishing their capacity of legal representative or attorney-in-fact, at the latest immediately prior to the beginning of the meeting.

Done in                                     , on                                  2005

Signature

Annex: agenda of the ordinary general meeting of May 26, 2005

3

Annex 4 to Exhibit 99.2

DRAFT

Delhaize Group SA

Limited liability company (société anonyme)

Register of legal entities no. 0402.206.045

Registered office: Rue Osseghem 53 -1080 Brussels

PUBLIC OFFERING OF UP TO [XXX] OPTIONS

ON EXISTING SHARES

FROM [XXX] 2005 TO [XXX] 2005

offered free of charge

with respect to Delhaize Shares

reserved for management associates of Delhaize Group SA

and of Delhaize Group companies

[xxx] 2005

Delhaize Group SA

Limited liability company (société anonyme)

Register of legal entities no. 0402.206.045

Registered office: Rue Osseghem 53 -1080 Brussels

PUBLIC OFFERING OF UP TO [XXX] OPTIONS

ON EXISTING SHARES

FROM [XXX] 2005 TO [XXX] 2005

offered free of charge

with respect to Delhaize Shares

reserved for management associates of Delhaize Group SA

and of Delhaize Group companies

Acceptances or refusals of all or part of the offer should be addressed in writing to Bank Degroof SA, “Derivative Products” department (tel. 32/(0)2/287.95.13), Rue de l’Industrie, 44 – 1040 Brussels.

Important notice: Beneficiaries not notifying their acceptance of the offer in writing are deemed to have refused the offer. In the event of (partial or total) acceptance of the offering, the acceptance form, duly filled and signed, must be sent to Bank Degroof. As a result of this, the Beneficiary will be deemed to have accepted the offering and will be taxed accordingly (cf. Paras. 2.3.11 and 2.3.12 below). Given that the allotment of Options represents a taxable benefit for Belgian residents, participation in the proposed plan will have tax effects on the Beneficiary at the time of allotment of the Options, regardless of whether or not the Options are exercised at a later date. Non-Belgian residents non taxed in Belgium should contact the Human Resources Corporate Department for information on the implications of the allotment of Options to them.

The Delhaize Shares to be delivered upon exercise of Options allotted in 2005 have not been registered under the 1933 U.S. Securities Act and may not be offered or sold in the United States of America, unless registered under such Act or an exemption from registration is available.

Only the French and Dutch language versions of the present prospectus are legally binding. The English version of the prospectus is a free translation of the original French language version. The concordance between the French version and the Dutch and English versions of the present prospectus has been verified by Delhaize Group SA (Mr B. van der Straten Waillet), which assumes responsibility for it. In the event of any dispute only the prospectus on paper medium (printed version) will be deemed to be the authentic version.

Glossary

2005 Offering of Options:	the offering of Options in [xxx] 2005 as decided by the Board of Directors of Delhaize Group SA at its meeting of 9 March 2005.

Beneficiary:	Management associates of Delhaize Group SA as well as senior managers of Delhaize group’s companies in other countries and executive managers of Delhaize group[1] designated by the board of directors of Delhaize Group SA, under permanent or fixed-term contracts, with no minimum requirement as to years of service.

Persons serving out their period of notice of resignation or dismissal at [xxx] 2005 (except when leaving the company for regular retirement or agreed early retirement) are not included under this definition.

Day:	Where not further specified in the Law of 26 March 1999, the term “day” refers to the term “calendar day”.

Delhaize Share:	ordinary share of Delhaize Group SA traded on Euronext Brussels under the code DELB.

Exercise price:	the Exercise Price of the Options has been set at EUR [xxx] under the conditions set out in Article 43, § 4 of the Act of 26 March 1999. This is [the average of the stock market price of the Delhaize Share on Euronext Brussels the 30 Days prior to the offering] or [the last closing price of the Delhaize Share on Euronext Brussels on the day preceding the offering][2].

Option:	In the context of the present offering, the term “Option” means the right to acquire one existing Delhaize Share during the Exercise Period (as defined in article 2.3.10 of the present prospectus) as provided for in the present prospectus, at the Exercise Price.

[1]	For the executive managers, subject to the approval of the stock option plan by the ordinary general meeting of shareholders of Delhaize Group SA to the extent that the stock option plan will entitle executive managers of Delhaize Group to acquire existing Delhaize shares.
[2]	Depending on the decision to be made by the Board or its designees.

	2.4.	Information about the Public Offering of Options – particular aspects of the Offering		15

		2.4.1.	Number of Options and frequency of the Offerings	15

		2.4.2.	Issue price of the Options	15

		2.4.3.	Modification of the exercise conditions	15

		2.4.4.	Underlying shares	15

		2.4.5.	Form of the securities	15

		2.4.6.	Anti-dilution clause	16

		2.4.7.	Dividends	17

		2.4.8.	Tax treatment of dividends distributed by Delhaize Group SA	17

		2.4.9.	Deadline for dividend payments	18

		2.4.10.	Tax treatment of capital gains by Belgian residents	18

		2.4.11.	Paying bank and financial servicing	18

		2.4.12.	Law applicable to the Public Offering of Options	18

		2.4.13.	Charges and taxes to be borne by the Beneficiaries	19

		2.4.14.	Costs to be borne by Delhaize Group SA	19

		2.4.15.	Other provisions	19

Chapter 3 -	Information of a general nature concerning Delhaize Group SA			20

	3.1.	Information about the capital		20

		3.1.1.	Amount of the share capital, number and categories of securities	20

		3.1.2.	Shareholders	21

	3.2.	Structure of the Delhaize group		21

Chapter 4 -	Information concerning the activities of the Delhaize group			22

	4.1.	Group data		22

Chapter 5 -	Information concerning the recent development and the outlook for the Delhaize group			23

	5.1.	Commentary on the financial year ending on 31 December 2004		23

	5.2.	Outlook		24

Chapter 6 -	Recent stock market information			25

	6.1.	Stock market data		25

Annex 1:	Press release published by the Delhaize Group on 12 May 2005

Annex 2:	Timetable of the public offering of Options

Chapter 1 - Information concerning the persons responsible for the prospectus and the auditing of the annual accounts

1.1.	Declaration of conformity

The Board of Directors of Delhaize Group SA, represented by Georges Jacobs, Chairman of the Board, and Pierre-Olivier Beckers, Chief Executive Officer, certifies that the information given in the present document, for which it assumes responsibility, presents, to the best of its knowledge, a true picture of the situation and does not contain any omission which would have the effect of distorting this picture.

On behalf of the Board of Directors,

Pierre-Olivier Beckers	Georges Jacobs
Chief Executive Officer	Chairman of the Board of Directors

1.2.	Auditing of the annual accounts

The Statutory Auditor is Deloitte & Touche, Registered Auditors, SC sfd SCRL, with its registered office at Avenue Louise 240, 1050 Brussels (IRE no B025), represented by Mr James Fulton, Registered Auditor.

The consolidated and statutory accounts for the last three years (2002, 2003 and 2004) have been verified by the Statutory Auditor, who has certified them without qualification.

For all accounting and financial information, the reader is referred to the 2004 Annual Report of Delhaize Group SA. The Banking, Finance and Insurance Commission has given its consent to the 2004 Annual Report of Delhaize Group SA being used as a reference document pursuant to the Belgian law of April 22, 2003.

p. 1

Chapter 2 - Information about the public offering of Options

2.1.	Decision of the Board of Directors of 9 March 2005

At its meeting of 9 March 2005 the Board of Directors of Delhaize Group SA, decided to offer up to [XXX] Options free of charge to the management associates of Delhaize Group SA as well as to senior managers of Delhaize group’s companies and to executive managers of Delhaize group, subject, as far as the last category is concerned, to the approval of the stock option plan by the ordinary general meeting of shareholders to the extent that the stock option plan will entitle executive managers of Delhaize group to acquire existing shares of Delhaize Group SA. Those persons are designated by the Board of Directors of Delhaize Group SA, and are referred to hereinafter as the Beneficiaries. The total number of such persons is around 560.These Options may lead to the acquisition of up to [XXX] shares, representing [XXX] % of the existing Delhaize Shares.

This 2005 Offering of Options is in conformity with the Act of 26 March 1999 concerning the 1998 Belgian Employment Action Plan, and with Chapter 7 of the Act (I) of 24 December 2002, and is part of a policy of offering profit-sharing incentives to the Beneficiaries.

The purpose of this operation is to increase the loyalty and motivation of the Beneficiaries by offering a financial benefit that is linked to the performance of the Delhaize group and which enables it to reward the Beneficiaries’ active contribution to the expansion of the group and the achievement of its results.

The shares to be delivered in the context of the 2005 Offering of Options following the exercise of the Options will have been acquired by Delhaize Group SA either in the context of an authorisation to purchase and sell the company’s own shares granted by shareholders at an extraordinary general meeting or by virtue of Article 620 §1, sub-para. 2 and of Article 622 §2, 3° of the Belgian Company Code.

2.2.	Contact person for any request for information

Beneficiaries who have any questions concerning the present offering may contact the Delhaize Group Human Resources Development Corporate Division:

Mrs Cathy Vanden Broeck at 32/(0)2/412.83.24 – e-mail: cvandenbroeck@delhaize.be

c/o Delhaize Group, 53 rue Osseghem, 1080 Brussels (Belgium)

p. 2

2.3.	Information about the public offering of Options – Basic principles

2.3.1.	Why is Delhaize group proposing this Option Plan ?

By offering its management associates the opportunity to benefit from any increase in the price of the Delhaize Share in relation to the Exercise Price, the Delhaize group is looking to increase the loyalty and motivation of its management associates, by enabling them to benefit financially from the Delhaize group’s performance.

2.3.2.	Who can participate in the Option Plan ?

The offering is addressed exclusively to around 560 Beneficiaries, under permanent or fixed-term contract, with no minimum requirements as to years of service. Beneficiaries will be offered a number of Options based on a distribution determined by the Board of Directors. Persons serving out their period of notice of resignation or dismissal at [XXX] 2005 do not qualify as Beneficiaries (except when leaving the company for regular retirement or agreed early retirement).

2.3.3.	How long does the Offering of Options last ?

The offering set out in the present prospectus is valid for 60 Days from its notification to the Beneficiaries. Given that this notification will take place on [XXX] 2005, the present offering is therefore valid from [XXX] 2005 to [XXX]2005 inclusive.

2.3.4.	How does the Stock Option Plan work ?

The 2005 Offering of Options confirms the Board of Directors’ intention of allotting Options on an ongoing basis.

Each Option entitles (without obligation) its holder to acquire, between 1 January 2009 and [XXX] 20123, one Delhaize Share at a pre-determined price. This pre-determined price is the Option Exercise Price.

In order to benefit from the favourable tax regime provided for by the Belgian law of 26 March 1999, this price is equal to the stock market price4 of the Delhaize Share on the working day before the offering or the average of the stock market prices2 of the 30 Days prior to the offering. The Board of Directors or its designees will set the exercise price by selecting one of these two formulas.

[3]	Subject to the rules set out in paragraph 2.3.10.
[4]	For the purpose of determining the Exercise Price, the stock market price of the Delhaize Share is deemed to be the closing price of the share on Euronext Brussels.

p. 3

[In order to meet the objectives of the present plan, the Board of Directors or its designees has/have opted for the lower value].

2.3.5.	What is the interest of holding an Option ?

The advantage of the mechanism is based on the assumption that the price of the underlying share will move upwards from the Option Exercise Price. In this case, exercising the Option enables the Beneficiary to benefit from the difference between the stock market price of the underlying share at the time of exercise of the Option and the Exercise Price of the Option.

The graph below describes, theoretically, the Option mechanism in the theoretic event that the price of the underlying share evolves in a growing trend.

Once the market price of the underlying share exceeds the Option Exercise Price, Beneficiaries can exercise their Options in order to benefit from the positive difference between the stock market price of the underlying share and the Option Exercise Price (potential profit zone before any tax impact).

If the share price is below the exercise price, the Beneficiary will obviously not exercise the Options (neutral zone excluding tax impact).

When analysing whether or not to participate in the Share Option Plan, the Beneficiary must also take into account the tax charge related to accepting the Options (cf. paragraph 2.3.12.).

p. 4

2.3.6.	Is participation in the Option Plan obligatory ?

No.

It is important to note that this public offering of Options is offered to Beneficiaries, but that participation in the Plan is in no ways obligatory. The Beneficiary may turn down the Options offered to him. He may also accept the offer, either totally, or partially in multiples of 100 Options.

For tax purposes, the Option is deemed to be allotted on the 60th Day following the date of the offering provided that the Beneficiary has notified his acceptance of the offering in writing before this deadline.

2.3.7.	If the Beneficiary wishes to participate in the Option Plan, what should he do ?

The Beneficiary must fill in, sign and send his offering acceptance form (included in the prospectus) to Bank Degroof (“Derivative Products” department) as soon as possible, but no later than [XXX] 2005. If the Beneficiary wishes to have proof of sending of his acceptance form, he can send it by registered letter to Bank Degroof – “Derivative Products department”,–rue de l’Industrie 44, 1040 Brussels, Belgium. He may also send it, at his own risk, by ordinary post to the same address, or fax it to +32 (0) 2 230 67 00. Beneficiaries may phone Bank Degroof at +32 (0) 2 287 95 13 for any question concerning the receipt of their acceptance form. It is possible to partially accept the offering of Options made by the Board of Directors of Delhaize Group SA, in multiples of 100 Options.

Options that have not been so accepted in writing will be deemed to have been refused.

2.3.8.	If the Beneficiary does not wish to participate in the Option Plan, what should he do ?

Where the Beneficiary wishes to refuse the offering made to him, totally or partially, he must send his refusal (total or partial) in writing (using the refusal form included in the prospectus, duly filled in and signed) to Bank Degroof (“Derivative Products” department) no later than [XXX] 2005.

In any case, Options for which no form (of refusal and/or total or partial acceptance) has been sent to Bank Degroof by [XXX] 2005 at the latest will be deemed to have been refused.

p. 5

2.3.9.	What is the Option Exercise Price ?

The Exercise Price for each Option is EUR [XXX]. This Exercise Price is equal to [the average of the Delhaize Share closing price on Euronext Brussels of the 30 Days prior to the offering] or [the Delhaize Share closing price on Euronext Brussels on the working day preceding the offering]5. This Exercise Price is applicable during the entire life of the Options.

2.3.10.	May the Beneficiary exercise his Options at any time ?

No. The Stock Option plan is a long-term incentive designed to reward the Beneficiary’s active contribution to the achievement of Delhaize’s objectives by associating his interests with those of the group’s shareholders.

Moreover, in order for the offering to benefit from a reduced rate of 8.5%6 (instead of 17%) in calculating the taxable basis for a benefit of all kinds (avantage de toute nature), the Options may not be exercised prior to the end of the third calendar year following the year in which the offering was made, nor after the end of the seventh year from the date of the offering.

Concretely, the Beneficiary can freely choose to exercise his Options between 1 January 2009 and [XXX] 2012 (hereafter “Exercise Period”, subject to the following paragraphs:

1.	Pursuant to the law of 2 August 2002 concerning the surveillance of the financial sector and financial services, any person holding privileged information must abstain from exercising the Options, from communicating this privileged information to any third party and from advising a third party to exercise his Options as long as this information remains privileged. Failure to respect this rule exposes Beneficiaries to criminal and civil fines and penalties as well as imprisonment and, to the extent permitted by applicable law, disciplinary action by their employer.

2.	The Options may be exercised between 1 January 2009 and [XXX] June 2012, except during four annual restriction periods, which apply to all Beneficiaries, during the three weeks before the public announcement of the annual, half-yearly and quarterly results. These restriction periods end 48 hours after such announcement and apply throughout the Exercise Period. Beneficiaries accepting the present offering will be informed every year during the Exercise Period of the precise dates of these restriction periods. The Board of Directors reserves the right to amend, unilaterally, the rules applying to these restriction periods.

[5]	Depending on the decision to be made by the Board or its designees.
[6]	Given the seven year life of the Options.

p. 6

2.3.11.	What are the tax consequences of participating in the Option Plan for Beneficiaries resident in Belgium ?

The tax consequences set out below relate solely to Beneficiaries who are resident in Belgium and subject to personal income tax in Belgium.

Given that the allotment of the Options represents a taxable benefit for Beneficiaries who are resident in Belgium and subject to personal income tax in Belgium, participation in the proposed plan will have tax effects on the Beneficiary at the time of allotment of the Options, regardless of whether or not the Options are subsequently exercised. In the case of the present offering, the tax base applicable to this benefit of all kinds is a flat 8.5% of the Option Exercise Price in function of the Exercise Period and the term of the Options.

2.3.12.	How much tax will the Beneficiary resident in Belgium have to pay on the Options allotted to him and which he accepts ?

Given the Exercise Price of the Option of EUR [XXX], and supposing that the Beneficiary is taxed at [XXX] % (marginal personal tax rate),

→	the Beneficiary’s personal tax base will increase by EUR [XXX] x 8.5% (= EUR [XXX]) per Option allotted (tax value of the benefit of all kinds);

→	the additional tax charge to be borne by the Beneficiary, following the allotment of Options, will be EUR [XXX] x [XXX] %[7] = EUR [XXX] per allotted Option;

→	per tranche of 100 Options allotted, the additional tax charge to the Beneficiary will therefore be EUR [XXX].

This additional tax charge will be paid via the salary withholding tax which is retained by the Beneficiary’s employer on the former’s net remuneration (gross remuneration less social security and current monthly salary withholding tax) of [XXX] 2005.

This benefit of all kinds must, however, be included at its tax value in the Beneficiary’s income tax return for his 2005 income. If the Beneficiary’s marginal tax rate is higher than the rate used for calculating the salary withholding tax deducted at source on the Options, an additional tax charge could be imputed in the tax assessment relating to income for 2005.

[7]	Assumed tax rate. This will in fact be each Beneficiary’s marginal tax rate.

p. 7

According to Belgian law, the Option is deemed to have been granted, for tax purposes, on the 60th Day following the date of the offering, in so far as the Beneficiary has, prior to this deadline, notified Bank Degroof in writing of his desire to accept the offering in accordance with paragraph 2.3.7. above. In this case, the additional tax charge to be borne by the Beneficiary as described above will be retained in the form of salary withholding tax from his net remuneration of [XXX] 2005.

Options which have not been formally accepted by means of the acceptance form received by Bank Degroof no later than [XXX] 2005 will be deemed not to have been accepted, and no tax charge will be owed by the Beneficiary.

Should the Beneficiary not exercise his Options because the Exercise Price remains above the stock market price throughout the Options Exercise Period, the tax paid by the Beneficiary at the time of accepting the Options will not be recoverable. Delhaize Group SA cannot give any guarantee as to the evolution of the market price of the Delhaize Share.

The graph below illustrates the impact of the tax charge on the potential financial loss or gain for the Beneficiary linked to the accepting of the Options.

In any event, the maximum financial loss incurred by the (Belgian resident) Beneficiary not exercising his Options will be the amount of the professional withholding tax levied as a result of the acceptance of the Options.

p. 8

Under current Belgian tax legislation, the Beneficiary resident in Belgium will not owe any further tax on his participation in the plan, i.e. neither on exercising the Options, nor on selling the shares. No social security contributions are due on the allotment of Options, either by the employer or the Beneficiary, in the specific context of the present public offering of Options.

The information contained in the present paragraphs 2.3.11. and 2.3.12. reflect the prevailing Belgian tax regulations in [XXX] 2005. It is possible that this legislation could be modified in the future.

2.3.13.	Is my ability to exercise my Options during the Exercise Period subject to certain conditions ?

The Board of Directors has decided to allot 25% of the accepted Options unconditionally, as defined in paragraph 2.3.14.a (Unconditional Options), and 75% of the accepted Options on a conditional basis, as defined in paragraph 2.3.14.b (Conditional Options). In the event that the application of the 25% to the number of accepted Options leads to a fractional number of Options (e.g. 87.5), the number of unconditionally allotted Options will be the next lower whole number (e.g. 87).

Subject to the provisions of paragraph 2.3.10, which applies to both Conditional and Unconditional Options, the Conditional and Unconditional Options vary with respect to the exercise conditions. These differences are set out in paragraph 2.3.14. below.

2.3.14.	What happens to the Options if the employment relationship between the Beneficiary and Delhaize group is terminated ?

a) Unconditional Options

The Beneficiary will be entitled to exercise these Options during the Exercise Period8 unconditionally, i.e. independently of his employment relationship with Delhaize Group at the time of exercise of the Options.

b) Conditional Options

In the case of dismissal for serious misdemeanour or resignation, the Beneficiary will lose all his unexercised Conditional Options.

[8]	Subject to the restriction periods set out in paragraph 2.3.10.

p. 9

If at any time the Beneficiary is dismissed with notice or with compensatory indemnities in lieu of period of notice, or if his employment contract is terminated by mutual agreement, his Conditional Options may be exercised only until the 90th Day inclusive following his departure. Where the Beneficiary’s departure occurs before 1 January 2009, the 90 Day period will commence on 1 January 2009. Where the Beneficiary’s departure occurs after 1 January 2009, the 90 Day period will commence on the Day after the Beneficiary’s departure.

In the event that the company employing the Beneficiary ceases to be part of the Delhaize group, the Beneficiary (or his legal successors) nonetheless retains the right to exercise his Conditional Options until their final expiry date.

If at any time the Beneficiary takes retirement (at normal retirement age or under an agreed early retirement plan) or is required to take prolonged sick leave, if his contract is terminated for reasons of force majeure, or if he dies (cf.§ 2.3.15 “What happens to the Options in the case of the death of the Beneficiary” below), the Beneficiary (or his legal successors) nonetheless retains the right to exercise his Conditional Options until their final expiry date.

2.3.15.	What happens to the Options in the case of death of the Beneficiary ?

If the Beneficiary dies, all his Options (Conditional Options and Unconditional Options) may be exercised by his legal or designated successors. Such successors are subject to the same rules as the Beneficiaries concerning Exercise Period and the conditions of the plan. The dividing up of Options between successors may not have the effect of creating broken blocks of less than 25 Options, under pain of suspension of the right to exercise blocks of under 25 Options. In the event of splitting into bare ownership/usufruct as a result of a succession, a single representative of the succession must be appointed by the heirs for the purpose of the exercise of the Options. Delhaize Group SA reserves the right to suspend the right to exercise Options as long as such appointment has not taken place and has not been validly documented.

2.3.16.	May the Beneficiary sell his Options to third parties ?

No. It is important to note that the Options are non-transferable and non-negotiable. In other words they may not be sold, nor may ownership of them be transferred inter vivos. They may however be transferred in the event of the Beneficiary’s death, and then only to his successors. For this reason these Options are not listed on the Stock Exchange, unlike the underlying shares.

p. 10

2.3.17.	What are the practical arrangements for the public offering of Options ?

→	On [XXX] 2005 (the 60th Day following the date of the offering), Options will be automatically allotted to Beneficiaries who have accepted the offering via a bank account opened in their names with Bank Degroof[9];

→	The salary withholding tax due on benefits of all kinds will be retained from the net remuneration of [XXX] 2005;

→	Based on the conditions of the Offering, Options may not be exercised before 1 January 2009. This means that the Beneficiary retains his Options as his personal assets for around three and a half years (without incurring charges other than the single tax charge mentioned in paragraphs 2.3.11. and 2.3.12.);

→	From 1 January 2009 until [XXX] 2012 (inclusive), the Beneficiary may, if he so wishes, exercise his Options in tranches of 25 Options or a multiple thereof or for the remaining number of Options when this is less than 25 Options and acquire the corresponding number of Delhaize Shares by paying the Exercise Price, plus the Stock Exchange Transaction Tax (as an indication currently 0.17% of the transaction amount). The exercise of the Options will be notified by the Beneficiary using a form to be supplied prior to the Exercise Period. Unless otherwise mentioned by the Beneficiary, the Conditional Options will be exercised first.

Following the exercise of his Options, the Beneficiary has the following choices:

a)	he can request delivery of the Delhaize Shares corresponding the Options he has exercised, against payment of their Exercise Price;

b)	he can request that the Delhaize Shares acquired following the exercise of the corresponding Options be sold on his behalf on Euronext Brussels;

c)	he can request a combination of choices (a) and (b).

[9]	This account will be opened automatically by Bank Degroof upon receipt of the documents required for any bank account opening, dully filled in by the Beneficiary. These documents will be sent to the Beneficiaries a few days after Bank Degroof has received the Options acceptance form. This account will be used only for transactions directly linked to the public offering of Options, and will be free of charge for the Beneficiary. No new accounts will be opened for Beneficiaries who already have accounts opened in their names at Bank Degroof following their participation in earlier Delhaize Group SA “Stock Option Plans”. In this case the existing accounts will be reused.

p. 11

a)	Delivery of the Delhaize Shares

The amount owed (the Exercise Price times the number of Options exercised plus Stock Exchange Transaction Tax) will be payable onto the Beneficiary’s account with Bank Degroof by bank wire or bank cheque. Upon receipt of this payment, the corresponding Delhaize Shares will be delivered, at the Beneficiary’s choice, either onto a securities account as specified by the Beneficiary in the exercise form, or in the form of physical bearer shares. Any physical delivery costs (including any taxes) will be borne by the Beneficiary, as will the costs of holding the shares on a securities account.

b)	Sale of the Delhaize Shares

The sale on Euronext Brussels for the Beneficiary’s account will be requested by Bank Degroof as soon as possible after it has received the exercise form. The sale will be on an “at market” or “at best” basis. After the sale, the proceeds, less fees and tax, will be applied first to the amount owed by the Beneficiary in respect of the exercise of the Options. The positive balance will be transferred as soon as possible to the Beneficiary’s account with Bank Degroof. Any negative balance will also have to be settled by the Beneficiary as soon as possible. Bank Degroof will present the Option exercise application to Group Delhaize SA only when a counterparty for the share sale order has been found on the stock market.

c)	Partial sale and delivery of the balance of the Delhaize Shares

The procedure will be as under b) above. The sales proceeds, less fees and tax, will be applied first to the payment of the amount owned by the Beneficiary in respect of the exercise of the Options.

It is important to note that the Delhaize Shares to be delivered following the exercise of Options have not been registered pursuant to the 1933 U.S. Securities Act. These shares may not therefore be either offered or sold in the United States of America, unless registered under such Act or if an exemption from registration is available.

The risks linked to variations in the Delhaize Share price on Euronext Brussels and, for Beneficiaries residing outside the Euro zone, linked to exchange rate variations between the time of sending the sale order and the complete execution of the order, are borne exclusively by the Beneficiary.

→	Given that the Options last for 7 years, any Options not exercised by [XXX] 2012 will expire automatically and will become worthless.

p. 12

Comment: the purely administrative aspects of the exercise of the Options will be set out in an explanatory memorandum which will be distributed by Bank Degroof to Beneficiaries accepting the offering, prior to the Exercise Period. This memorandum will also list the various forms required for the different transactions (exercise of the Options, sale of the shares, etc.).

2.3.18.	What costs could potentially result from participation in the Option Plan?

The opening and use of the account with Bank Degroof for the transactions directly linked to the Option Plan (i.e. the registering of the accepted Options and the exercise of the Options) is free of share custody charges for the Beneficiaries.

The exercise of the Options on existing shares is subject to Stock Exchange Transaction Tax of 0.17% of the transaction amount, with an upper limit of EUR 250.0010 .

The sale of shares on the market will also carry the charges that are customary for any stock market transaction. These are estimated at around 1%11 of the sales transaction amount (brokerage and Stock Exchange Transaction Tax included), with a minimum fixed brokerage fee of EUR 30.00 10 per transaction.

The holding of the shares on a securities account once the Options have been exercised is also subject to custody charges at the rate charged by the financial institution in question.

Shareholders wishing to receive bearer shares physically will be required to pay a delivery tax (currently 0.6% of the value of the shares) by virtue of the Royal Decree of 18 November 1996, as amended by Article 304 et seqq. of the programme law of 22 December 2003, plus banking charges of EUR 20.00 10 (excl. VAT, i.e. EUR 24.20 with VAT).

Shareholders wishing to transfer Delhaize shares to a bank account with a credit institution other than Bank Degroof will have to pay a standard bank charge of EUR 37.00 8 (excl. VAT, i.e. EUR 44.77 with VAT).

These estimates are calculated from the taxes and tariffs in force in [XXX] 2005, based on current regulations governing stock market transactions on Euronext Brussels. These regulations could well be amended between now and 1 January 2009, which could entail possible changes of these charges.

[10]	[A draft bill of law that would impose an upper limit of EUR 500.00 is under debate at the time of writing of this document.]
[11]	Based Bank Degroof's tariffs in effect in [XXX] 2005. These fees can vary from one financial institution to another.

p. 13

2.3.19.	Example of the financial results that the Beneficiary could potentially realise

The Beneficiary receives 100 Options entitling him to acquire 100 Delhaize Shares.

Value of the shares at the time of exercise	EUR [XXX]	EUR [XXX]	EUR [XXX]
Exercise Price of the Option:
Set at the value of the share at the time of the offering in order to benefit from the favourable tax regime provided for by the law of 26 March 1999	EUR [XXX]	EUR [XXX]	EUR [XXX]

Value of the taxable benefit:
100 Options x EUR [XXX]x 8.5%	EUR [XXX]	EUR [XXX]	EUR [XXX]

Tax owed
(assuming a [XXX]% marginal tax rate): EUR [XXX] x [XXX] %	EUR [XXX]	EUR [XXX]	EUR [XXX]

Acquisition price of the shares ( = Exercise price): EUR [XXX]x 100	EUR [XXX]	EUR [XXX]	EUR [XXX]

Value of the shares:
Stock market price x 100	EUR [XXX]	EUR [XXX]	EUR [XXX]

Gross profit:
Value of the shares – acquisition price	N.A.(*)	EUR [XXX]	EUR [XXX]

Net profit/(loss) (**):
Gross profit – tax owed – transaction charges	EUR [XXX]	EUR [XXX]	EUR [XXX]

(*)	In this case the Beneficiary will not exercise the Options. The net loss will be the amount of the professional withholding tax levied as a result of the acceptance of the Options.
(**)	The net profit is after any transaction charges attached to the exercise of the Options and the transfer of the Shares, but does not include the tax on the (optional) physical delivery of the Shares.

p. 14

2.4.	Information about the Public Offering of Options – particular aspects of the Offering

2.4.1.	Number of Options and frequency of the Offerings

The 2005 Offering of Options follows on directly from the plans for the public offering of Options launched in June 2000 and repeated in June each year since. It confirms the Board of Directors’ intention to allot Options on a ongoing basis. Please note, however, that the offering of Options is not part of the employment contract, and may not therefore be considered as an acquired right. The maximum number of Options to be allotted in the present tranche in 2005 is [XXX].

2.4.2.	Issue price of the Options

The Options will be offered free of charge.

2.4.3.	Modification of the exercise conditions

The Board of Directors is entitled to change the conditions governing the exercise of the Options in the cases expressly provided for in the present prospectus and, more generally, whenever such changes are beneficial to the Beneficiaries.

2.4.4.	Underlying shares

Once they have been acquired by a Beneficiary, the Delhaize Shares may be transferred at any time and in unlimited quantities subject to the provisions of the law of 2 August 2002 concerning the surveillance of the financial sector and other financial services, relating to insider trading (cf. para 2.3.10.1.) The shares carry voting rights. They are ordinary and not VVPR12 shares (and therefore do not benefit from the reduced withholding tax system). It is important to note that the Delhaize Shares to be delivered following the exercise of Options allotted in the context of the 2005 Offering of Options have not been registered pursuant to the 1933 U.S. Securities Act. These shares may not therefore be either offered or sold in the United States of America, unless registered under such Act or an exemption from registration is available.

2.4.5.	Form of the securities

The Options are and will remain nominally registered until expiry.

[12]	Reduced Withholding Tax (Verlaagde Voorheffing / Précompte Réduit).

p. 15

Pursuant to article 12 of the Delhaize Group SA articles of association, the shares acquired following the exercise of the Options will be bearer shares, except in the cases provided for by law.

2.4.6.	Anti-dilution clause

Beneficiaries will be entitled to exercise their Options in advance13 in any one of the following circumstances:

(a)	where the capital of Delhaize Group SA is increased by cash contribution, to the extent, however, that existing shareholders are entitled to participate in the operation;

(b)	in the event of a public takeover bid (purchase or exchange) on the shares of Delhaize Group SA;

(c)	in the event of the merger of Delhaize Group SA or any other operation by which Delhaize Group SA’s shareholders are invited or required to sell, exchange or contribute their shares, regardless of whether the operation is initiated by Delhaize Group SA, a company linked to it or a third party.

In any one of these circumstances, Beneficiaries will be entitled to exercise their Options at the then prevailing conditions, in good time to allow them to take part in the operation.

Delhaize Group SA expressly reserves the right to undertake any other operation than those mentioned in the first paragraph of the present article and affecting its capital, without granting Beneficiaries the right of early exercise. Such operations include capital increases by contribution in kind, the incorporation of reserves into capital accompanied by the issuing of free shares, the issuing of convertible bonds, of warrants or bonds with warrants, the distribution of shares in the context of an optional dividend (by contribution of the dividend receivable) or a stock dividend, changes in the representation of capital, as well as amending the provisions governing the distribution of profits or liquidation surpluses.

[13]	It should be noted that where Options are exercised in advance, in a way which no longer respects the legal conditions concerning the terms of the Options, for taxation at the reduced rate, additional tax will be owed by the Beneficiary, representing the difference between the tax due under the reduced rate regime (8.5% on the benefit of all kinds as calculated) and the tax due under the basic regime (17% on the benefit of all kinds as calculated).

p. 16

Where, in the opinion of the Board of Directors, one of the operations referred to in the previous paragraph negatively impacts the value of Delhaize Group SA’s shares (corresponding to the result, calculated immediately before the occurrence of the operation having a negative impact, of the division of the consolidated equity at that time by the number of shares issued at that time), the Exercise Price of the Options will be adjusted to the extent deemed necessary by the Board to safeguard the interests of the Beneficiaries, in the manner customary in such circumstances. No adjustment will, however, be made to the Exercise Price when such adjustment would be under 1% of the Exercise Price. At any adjustment, the resulting Exercise Price will be rounded to the nearest multiple of EUR 0.05. Should such adjustment of the Exercise Price have a negative tax impact on the Beneficiaries, the Board of Directors may, if it deems appropriate in the interest of the Beneficiaries, decide (i) not to proceed to the adjustment and leave the Option exercise terms unchanged and/or (ii) offer the Beneficiaries the right of early exercise of their Options prior to the implementation of the operation referred to in the previous paragraph.

Any changes in the conditions and arrangements for the exercise of the Options will be communicated in an appropriate fashion to the Beneficiaries concerned.

2.4.7.	Dividends

The Delhaize Shares acquired through the exercise of Options will be entitled to dividends. Whether or not a Delhaize Share will entitle its holder to a dividend during the year of exercise will depend on when the Option is exercised. Where the Option is exercised (before 11.00 a.m.) the day prior to the ex-coupon quotation date 14 (and provided that immediate exercise has been possible – cf. 2.3.17.b. above), the Delhaize Share will entitle its holder to the dividend declared in respect of the previous year and paid during the year in which the Option is exercised. If the Option is exercised after this date, the Delhaize Share will entitle its holder to the dividend in respect of the year of exercise and paid during the following year. The Ordinary General Meeting of Shareholders will decide whether to pay a dividend and in what amount. The Board of Directors will decide the grant of any interim dividends, the amount of such interim dividends and the date of payment.

2.4.8.	Tax treatment of dividends distributed by Delhaize Group SA

Any dividends paid on shares acquired through the exercise of the Options will bear a withholding tax of 25% as currently provided by the law. The shares acquired in the context of the present public offering of Options are existing shares, and do not benefit from reduced withholding tax.

[14]	Quotation of the share after detaching the coupon relating to the dividend in respect of the previous accounting year.

p. 17

For Belgian shareholders subject to personal taxation, and for whom the Delhaize Shares are part of their private assets, this tax is in full discharge. Declaration of the dividends on these shares is therefore optional.

Where the beneficiary elects to declare them, the dividends will, in normal circumstances, be taxed at a rate distinct from the personal tax rate, equal to the withholding tax rate (25%). However, these dividends will be globally taxed at the progressive personal tax rate together with the other declared income, where the amount obtained in this way is lower than that resulting from the application of the distinct tax rate. In both cases, the amount of tax payable must be adjusted to include the local authority surtax (centimes additionnels communaux) and the withholding tax retained at source is offsettable (and reimbursable where it exceeds the tax actually due).

For non-residents (physical persons or corporate entities), withholding tax is, in principle (i.e. subject to the reductions or exemptions provided for in the various double taxation prevention treaties), also payable at the 25% rate.

2.4.9.	Deadline for dividend payments

Pursuant to Article 2277 of the Belgian Civil Code, the right to payment of dividends on registered shares lapses after a period of five years.

In principle, the right to payment of dividends on bearer shares does not lapse. However, the company may deposit these dividends with the Caisse des Dépôts et Consignations. In this case, unclaimed dividends fall to the State after 30 years, under the law of 24 July 1921, as amended by the law of 22 July 1991.

2.4.10.	Tax treatment of capital gains by Belgian residents

In the present state of legislation, any capital gain on the sale of the shares is not taxable for Belgian residents, providing these shares are not part of their professional assets.

2.4.11.	Paying bank and financial servicing

The Option exercise forms will be accepted at Bank Degroof, Rue de l’Industrie 44, 1040 Brussels.

At the time of the offering, financial servicing for any other operation subsequent to the acquisition of the Options (such as dividend payments), will be provided by the following financial institutions: Bank Degroof, ING Belgium, Dexia Bank, Fortis Bank and KBC Bank.

2.4.12.	Law applicable to the Public Offering of Options

The present Public Offering of Options plan is subject to Belgian law. The courts of the legal district of Brussels are competent to judge any dispute arising from the implementation or interpretation of the present offering.

p. 18

2.4.13.	Charges and taxes to be borne by the Beneficiaries

As already mentioned above, the Beneficiaries will bear all charges relating to the exercise of the Options and the holding and/or the sale of the shares acquired through the exercise of the Options. This includes, in particular, stock exchange transaction taxes and any other fees and taxes that might be payable.

The opening and use of the account with Bank Degroof for the transactions directly linked to the Option Plan (i.e. the registering of the accepted Options and the exercise of the Options) is free of share custody charges for the Beneficiaries.

2.4.14.	Costs to be borne by Delhaize Group SA

Delhaize Group SA will bear the cost of implementing the present Offering. The costs linked to the Public Offering of Options are estimated at EUR [XXX]. These costs include the legal and administrative costs as well as the costs of the financial engineering.

The above-mentioned costs will be paid in full by Delhaize Group SA.

2.4.15.	Other provisions

In all cases for which no provision is made in the present prospectus, the decision will lie with the Board of Directors of Delhaize Group SA, with due regard for prevailing legislation.

The Board of Directors is also entitled to interpret the present prospectus and the Stock Option plan.

p. 19

Chapter 3 - Information of a general nature concerning Delhaize Group SA

3.1.	Information about the capital

3.1.1.	Amount of the share capital, number and categories of securities

As of April 26, 2005, the share capital of Delhaize Group SA amounts to EUR 47,003,811.50. It is represented by 94,007,623 fully paid in shares without nominal value. The capital is represented by shares (ISIN code15: BE0003562700) listed on the Brussels Stock Exchange (Euronext Brussels). The Delhaize ADSs16 (American Depositary Shares) are listed on the New York Stock Exchange. The Delhaize ADSs confer the same rights as ordinary Delhaize Shares listed on the Brussels Stock Exchange and are represented by ADRs (American Depositary Receipts ).

To this number must be added:

(i)	up to 107,200 shares (as of December 31, 2004) from the exercise of warrants allotted under the June 2000 Stock Option Plan. The warrants attached to this Stock Option Plan expire on December 2006[17];

(ii)	up to 2,102,843 (as of December 31, 2004) shares from the exercise of warrants allotted in 2002 under the Delhaize Group 2002 Stock Incentive Plan. The warrants attached to this first grant under the Delhaize Group 2002 Stock Incentive Plan expire in May 2012;

(iii)	up to 1,597,421 shares (as of December 31, 2004) from the exercise of warrants allotted in 2003 under the Delhaize Group 2002 Stock Incentive Plan. The warrants attached to this second grant under the Delhaize Group 2002 Stock Incentive Plan expire in May 2013;

(iv)	up to 1,446,598 shares (as of December 31, 2004) from the exercise of warrants allotted in 2004 under the Delhaize Group 2002 Stock Incentive Plan. The warrants attached to this third grant under the Delhaize Group 2002 Stock Incentive Plan expire in May 2014;

(v)	up to 5,263,158 shares from the conversion of convertible bonds issued by Delhaize Group SA on 30 April 2004.

[15]	ISIN = "International Securities Identification Number". An international standard for the codification of financial products.
[16]	An American Depositary Receipt is a certificate issued by a U.S. bank representing one or more American Depositary Shares (ADS) of a non-U.S. company. The underlying shares are held by an American bank and the ADSs, which are denominated in US dollars, are traded on a U.S. stock exchange. ADR holders enjoy, via the ADR issuing bank, the dividends and the voting rights attached to the underlying share.
[17]	The Board of Directors decided, on 11 April 2003 and 22 May 2003, in agreement with the beneficiaries, to extend for a further three years the exercise period of the warrants allotted in 2000. This extension is effective only for those beneficiaries whose Delhaize Group SA recorded by notarial deed on July 17, 2003 that they notified their agreement to extend the exercise period of their warrants to the company in writing.

p. 20

3.1.2.	Shareholders

The shareholder structure of the company and information on the disclosure statements sent to Delhaize Group SA are set out on page 79 and 80 of the 2004 Annual Report. On 11 June 2003 Sofina SA informed Delhaize Group SA that it held a shareholding of 3.22% taking into account the company’s shares and warrants outstanding at that date, representing a shareholding of 3.03% taking into account the shares, warrants and convertible bonds outstanding as of December 31, 2004.

On 31 August 2004 Axa Group (consolidated) informed Delhaize Group SA that it held a shareholding of 5.93% taking into account the company’s shares, warrants and convertible bonds outstanding at that date, including 5.31% held by its subsidiary Alliance Capital Management L.P. The shareholding of Axa (consolidated) represents 5.93% taking into account the shares, warrants and convertible bonds outstanding as of December 31, 2004.

3.2.	Structure of the Delhaize group

Information on the structure of the Delhaize group can be found on pages 56 and 57 of the 2004 Annual Report.

The 2004 Annual Report is available from Mrs A. Landrain at the Delhaize group registered office (tel.: 32/(0)2/412.21.91) or on the Delhaize group website: www.delhaizegroup.com.

p. 21

Chapter 4 - Information concerning the activities of the Delhaize group

4.1.	Group data

	2004	2003	2002	2001
Number of points of sale	2,565	2,559	2,527	2,444
Number of employees (year-end)	137,911	141,711	143,894	146,785

A detailed description of the Delhaize group’s activities is given in the 2004 Annual Report (pages 18ff).

4.2.	Litigation

Delhaize group is from time to time involved in legal actions in the ordinary course of its business. Delhaize group is not aware of any pending or threatened litigation, arbitration or administrative proceedings the likely outcome of which (individually or in the aggregate) it believes is likely to have a material adverse effect on its business, financial condition or future results of operations. Any litigation, however, involves risk and potentially significant litigation costs, and therefore Delhaize group cannot give any assurance that any litigation now existing or which may arise in the future will not have a material adverse effect on its business, financial condition or future results of operations.

No activity that could potentially have a significant impact on its financial situation has been curtailed in the recent past.

p. 22

Chapter 5 - Information concerning the recent development and the outlook for the Delhaize group

5.1.	Commentary on the financial year ending on 31 December 2004

Total sales decreased by 4.5% to EUR 18.0 billion due to the weakening of the U.S. dollar by 9.1% and 52 sales weeks in the U.S. in 2004 versus 53 weeks in 2003. Adjusted for both items, sales would have grown by 3.9%. In 2004, Delhaize Group posted organic sales growth of 2.8% compared to 2.4% in 2003.

Delhaize Group ended 2004 with a sales network of 2,565 stores, compared to 2,559 stores the previous year after taking into consideration the acquisition of Victory Super Markets, the closing of 34 Kash n’ Karry stores and the divestiture of the Thai operations.

The operating margin of Delhaize Group rose from 4.3% to 4.6% of sales, the highest margin in the last ten years. Delhaize Group posted an operating profit of EUR 819.7 million, an increase of 1.3% compared to prior year. Adjusted for the 53rd week in the U.S. in 2003 and for exchange rates fluctuations, operating profit would have increased by 15.2% in 2004, reflecting the strong sales momentum and the continued focus on cost and expense initiatives.

Exceptional expense amounted to EUR 118.3 million compared to EUR 142.0 million in 2003. Delhaize Group recorded exceptional charges for the closure of 34 Kash n’ Karry stores, the write-off relating to the Kash n’ Karry trade name, losses resulting from hurricanes and tropical storms affecting Kash n’ Karry, Food Lion and Harveys, asset impairments at Delvita and the divestiture of the Thai operations.

Net earnings increased by 23.5% to EUR 211.5 million, due to higher margins and lower exceptional expenses, and in spite of the weakening of the U.S. dollar by 9.1%. Per share, net earnings were EUR 2.28 in 2004 compared to EUR 1.86 in 2003. At identical exchange rates and adjusted for the 53rd week in the U.S. in 2003, net earnings would have increased by 52.6%.

In 2004, earnings before goodwill and exceptionals increased by 6.0% to EUR 409.7 million. Per share, earnings before goodwill and exceptionals were EUR 4.42 (EUR 4.20 in 2003). Adjusted for exchange rate fluctuations and the 53rd week in the U.S. in 2003, earnings before goodwill and exceptionals would have increased by 20.5%.

In 2004, Delhaize Group generated strong free cash flow of EUR 278.0 million (after dividend payment). Capital expenditures increased to EUR 490.0 million compared to EUR 448.3 million in 2003.

Delhaize Group’s net debt amounted to EUR 2.6 billion at the end of 2004, a decrease of EUR 418.9 million compared to EUR 3.0 billion at the end of 2003 due to higher cash balances and the weakening of the U.S. dollar. At identical exchange rates, net debt would have decreased by EUR 250.8 million. The net debt to equity ratio was reduced to 76.5% at the end of 2004 compared to 89.8% at the end of 2003.

p. 23

For further information on the financial results of the operating companies, please see the press release of 10 March 2005 related to the 2004 results and the 2004 annual report.

5.2.	Outlook

In 2005, the sales network of Delhaize Group is expected to increase by approximately 102 stores to a total of 2,667 stores (including the acquisition of Cash Fresh and the sale of 11 Delvita stores in Slovakia).

At identical exchange rates (1 EUR = 1.2439 USD), it is expected that sales of Delhaize Group will grow in 2005 by 4.0% to 5.0%. The comparable store sales growth of the U.S. operations of Delhaize Group in 2005 is projected to be in the range of 1.0% to 1.5%.

Delhaize Group plans capital expenditures (excluding capital leases) of approximately EUR 600 million, including approximately USD 550 million for the U.S. operations of the Group (translated into EUR at the exchange rate of 1 EUR = 1.30 USD).

Delhaize Group will communicate its earnings guidance under IFRS for 2005 on May 12, 2005 at the occasion of the release of the first quarter 2005 results. On May 4, 2005, Delhaize Group will publish a reconciliation of the 2003 opening equity and IFRS compliant income and balance sheet statements for full years 2003 and 2004 and the first quarter of 2004 with a reconciliation of income and equity to Belgian GAAP.

More precise information on the first quarter 2005 earnings of Delhaize group and on the outlook for 2005 as a whole can be found in exhibit 1 to the present prospectus and in the Delhaize Group 2004 Annual Report (pages 19, 23, 25 et 26).

p. 24

Chapter 6 - Recent stock market information

All existing 94,007,623 Delhaize Shares and the Delhaize ADSs as of April 26, 2005 are listed on Euronext Brussels and the New York Stock Exchange respectively (cf. 3.1.1.).

An application to list on Euronext Brussels the shares from the exercise of the warrants linked to the June 2000 Stock Option Plan has already been introduced and approved. Similarly, applications to list on Euronext Brussels the shares from the exercise of the warrants allotted in 2002, the shares from the exercise of the warrants allotted in 2003 and the shares from the exercise of the warrants allotted in 2004, all linked to the Delhaize Group 2002 Stock Incentive Plan, have been introduced and approved. An application to list on Euronext Brussels the shares from the conversion of the convertible bonds offered for public subscription on March 2004 has been introduced and approved.

6.1.	Stock market data[18]

In EUR	2005[19]		2004		2003	2002	2001
Share price
High	[XXX	]	59.30		43.70	61.10	72.00
Low	[XXX	]	36.83		12.23	15.00	48.72
Price at 31 December	[XXX	]	55.95		40.78	17.72	58.45
Average daily volume	[XXX	]	304,418		278,930	271,592	205,037
Net dividend per share	[XXX	]	[XXX	]	0.75	0.66	1.08

[18]	Information on the Delhaize Group stock price can be consulted on the Delhaize group website (www.delhaizegroup.com), the Euronext website (www.euronext.com) and the New York Stock Exchange website (www.nyse.com).
[19]	For 2005, until [XXX] 2005.

p. 25

Annex 5 to Exhibit 99.2

Delhaize Group SA

Rue Osseghemstraat 53

1080 Brussels, Belgium

Register of legal entities 0402.206.045

www.delhaizegroup.com

INFORMATION STATEMENT

Brussels, April 26, 2005

To the shareholders of Delhaize Group:

This letter is intended to provide information on the items put on the agenda of the Ordinary General Meeting of Shareholders to be held on Thursday, May 26, 2005, at 3:00 p.m., local time, at the registered office of the Company, rue Osseghem 53 in Molenbeek-Saint-Jean, Brussels, Belgium.

Under Belgian law, Delhaize Group must hold an Ordinary General Meeting within six months after the close of its financial year. At the Ordinary General Meeting to be held on May 26, 2005, Delhaize Group’s shareholders will consider and vote on the points on the agenda as further detailed in the enclosed information statement.

Belgian law does not require a quorum for the Ordinary General Meeting. Decisions are taken by a simple majority of votes cast at the meeting, irrespective of the number of Delhaize Group shares represented at the meeting.

You can validly express the vote attached to your shares at the May 26 meeting by following the procedures specified in the notice, which can be downloaded from our web site at www.delhaizegroup.com and a printed version can also be ordered from the Delhaize Group Investor Relations Department at +32 2 412 21 51. If you have questions regarding the proposals, please contact Delhaize Group’s Investor Relations Department.

Pierre-Olivier Beckers

President and Chief Executive Officer

Delhaize Group SA

Ordinary General Meeting of Shareholders

May 26, 2005

Agenda

1.	Presentation of the Management Report of the Board of Directors for the Financial Year Ended December 31, 2004		3

2.	Presentation of the Report of the Statutory Auditor for the Financial Year Ended December 31, 2004		3

3.	Presentation of the Consolidated Annual Accounts as of December 31, 2004		3

4.	Presentation of Information on Corporate Governance		4

5.	Proposal to Approve the Non-consolidated Annual Accounts as of December 31, 2004, including the Appropriation of Available Profits, and Approve the Distribution of a Gross Dividend of EUR 1.12 per Ordinary Share		5

6.	Proposal to Discharge Liability of Directors for the Financial Year Ended December 31, 2004		6

7.	Proposal to Discharge Liability of Statutory Auditor for the Financial Year Ended December 31, 2004		6

8.	Resignation, Renewal of Terms and Appointment of Directors		6

	8.1	Notification of the resignation of Baron Gui de Vaucleroy as Director as from December 31, 2004	6

	8.2	Notification of the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove as Director with effect at the end of the Ordinary General Meeting	6

	8.3	Notification of the resignation of Frans Vreys as Director with effect at the end of the Ordinary General Meeting	6

	8.4	Proposal to renew the term of Count Arnoud de Pret for a period of three years	7

	8.5	Proposal to appoint Luc Vansteenkiste for a period of three years	7

	8.6	Proposal to appoint Jacques de Vaucleroy for a period of three years	7

	8.7	Proposal to appoint Hugh G. Farrington for a period of three years	7

9.	Proposals to designate each of the Directors listed below as independent under Belgian Company Code		8

	9.1	Count Arnoud de Pret Roose de Calesberg	9

	9.2	Luc Vansteenkiste	9

	9.3	Jacques de Vaucleroy	9

	9.4	Hugh G. Farrington	9

10.	Renewal of the Statutory Auditor’s Mandate		9

11.	Proposal to Approve a Stock Option Plan under which Executive Managers could be Entitled to Acquire Delhaize Group’s Ordinary Shares		10

12.	Proposal to Approve Accelerated Vesting of Stock Options and Accelerated Payment Under a Performance Cash Plan Upon a Change of Control over Delhaize Group SA.		10

Delhaize Group SA

Ordinary General Meeting of Shareholders

May 26, 2005

Information Statement

Item (1)

Presentation of the Management Report of the Board of Directors

for the Financial Year Ended December 31, 2004

Annually the Board of Directors prepares, according to Belgian law, a management report on Delhaize Group SA (also called the “Company” herein). No later than one month before the date of the Ordinary General Meeting, the Board of Directors provides the management report to Delhaize Group’s statutory auditor, Deloitte & Touche Reviseurs d’Entreprises SC sfd SCRL.

As indicated in the annual report enclosed herewith, the following chapters of the annual report collectively constitute the Board of Directors’ management report: Business Review, Financial Review, Additional Information and Corporate Governance.

The management report of the Board of Directors will be presented to the shareholders at the Ordinary General Meeting.

No vote is required on the management report.

Item (2)

Presentation of the Report of the Statutory Auditor

for the Financial Year Ended December 31, 2004

The statutory auditor is required to review the accounts and prepare a report on the annual accounts of Delhaize Group for the benefit of the shareholders. The statutory auditor (i) expressed an unqualified opinion on the non-consolidated and consolidated accounts of Delhaize Group for the financial year ended December 31, 2004 and (ii) stated that the management report of the Board of Directors includes the information required by law and agrees with the consolidated financial statements. The report of the statutory auditor on the consolidated accounts is reproduced in the glossy annual report (page 58), enclosed herewith.

The report of the statutory auditor will be presented to the shareholders at the Ordinary General Meeting.

No vote is required on the report of the statutory auditor.

Item (3)

Presentation of the Consolidated Annual Accounts

as of December 31, 2004

The consolidated annual accounts and the results of Delhaize Group as of December 31, 2004 will be presented and discussed at the Ordinary General Meeting. Belgian law requires shareholder approval of the non-consolidated annual accounts but not of the consolidated annual accounts.

No vote is required on the consolidated annual accounts as of December 31, 2004.

Item (4)

Presentation of Information on Corporate Governance

High standards of integrity and corporate governance are important to Delhaize Group. The Group maintains an Audit Committee, a Governance Committee and a Compensation Committee to comply with best practices. A code of business conduct and ethics has been adopted. Delhaize Group performs a group-wide review and assessment of internal controls over financial reporting. The Board of Directors continues to discuss and carefully monitor new developments in the international corporate governance landscape.

The European Commission in 2003 launched an Action Plan on “Modernizing Company Law and Enhancing Corporate Governance in the European Union” (the “European Union Action Plan”), which requires that each member state, including Belgium, designates a set of corporate governance rules applicable to publicly-held companies listed in that member state. In Belgium, there were three separate sets of rules drawn up by different authorities, in need of updating and consolidation. In this context, on December 9, 2004, the Belgian Corporate Governance Committee, an organization formed at the initiative of the Belgian Banking, Finance and Insurance Commission, Euronext Brussels and the Federation of Belgian Enterprises, issued the Belgian Code on Corporate Governance, effective on January 1, 2005, with phased-in compliance deadlines. In line with the European Union Action Plan, the Belgian Corporate Governance Committee has recommended that Belgian authorities consider designating the Belgian Code on Corporate Governance as the Belgian code of reference applicable to publicly held companies listed in Belgium.

Delhaize Group is currently substantially in compliance with the recommendations of the Belgian Code on Corporate Governance because (i) it is convinced of the importance of corporate governance and (ii) the requirements of the Belgian Code on Corporate Governance mirror many of the requirements with which the Company complies in connection with its listings on Euronext Brussels and the New York Stock Exchange (“NYSE”). Delhaize Group is currently evaluating provisions of the Belgian Code on Corporate Governance that may require further action. The Company will, as required by the Belgian Code on Corporate Governance, make public no later than January 1, 2006, a corporate governance charter, outlining required corporate governance structure and policies.

You will find additional information on how we apply corporate governance in our company in our 2004 annual report on pages 73 ff.

No vote is required on the corporate governance statement that has been put on the agenda of this Ordinary General Meeting of Shareholders for information and consideration in compliance with the recommendation of the Belgian Code on Corporate Governance.

Item (5)

Proposal to Approve the Non-consolidated Annual Accounts as of December 31, 2004,

including the Appropriation of Available Profits, and

Approve the Distribution of a Gross Dividend of EUR 1.12 (one euro twelve cents) per Ordinary Share

The following appropriation of the available profit of the Company will be proposed for shareholder approval at the Ordinary General Meeting:

Appropriation of Profit	(in thousands of EUR)
Available profit from the financial year ended December 31, 2004	91,492
Profit carried forward from previous years	63,132
Total available profit	154,624
Profit to carry forward	(49,283)
Transfer to legal reserve	(52)
Gross dividend of EUR 1.12 per ordinary share	(105,289)

As indicated in the table above, at the Ordinary General Meeting, the Board of Directors will propose the payment of a gross dividend of EUR 1.12 per share. The aggregate amount of the gross dividend related to all the ordinary shares outstanding at the date of the adoption of the annual accounts by the Board of Directors, which was March 9, 2005, will therefore amount to EUR 105.3 million.

As a result of the exercise of warrants issued under the Delhaize Group 2002 Stock Incentive Plan, the Company might have to issue new ordinary shares, coupon no. 43 attached, between the date of adoption of the annual accounts by the Board of Directors, which was March 9, 2005, and the date of their proposed approval by the Ordinary General Meeting of May 26, 2005.

The Board of Directors will communicate at the Ordinary General Meeting of May 26, 2005 the aggregate number of shares entitled to the 2004 dividend and will submit to this meeting the aggregate final amount of the dividend for approval. The annual accounts of 2004 will be modified accordingly. The maximum number of shares which could be issued between March 9, 2005, and May 26, 2005, assuming that all vested warrants were to be exercised, is 1,569,426. This would result in an increase in the dividend to be distributed, and the corresponding decrease in profit carried forward would be EUR 1.8 million.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (6)

Proposal to Discharge Liability of the Directors for

the Financial Year Ended December 31, 2004

Under Belgian law, after approval of the annual non-consolidated accounts, the shareholders have to vote on the discharge of liability of directors.

Such discharge is valid only to the extent that the annual accounts submitted by the Board of Directors contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the Ordinary General Meeting.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (7)

Proposal to Discharge Liability of the Statutory Auditor for

the Financial Year Ended December 31, 2004

Under Belgian law, after approval of the non-consolidated annual accounts, the shareholders have to vote on the discharge of liability of the statutory auditor.

Such discharge is valid only to the extent that the annual accounts contain neither omission, nor false indication concealing the Company’s genuine situation. In addition, this discharge of liability regarding actions contrary to, or inconsistent with, the Articles of Association or the Belgian Company Code, is valid only if such actions have been mentioned in the notice of the Ordinary General Meeting.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (8)

Resignation, Renewal of Terms and Appointment of Directors

8.1	Notification of the resignation of Baron Gui de Vaucleroy as Director as of December 31, 2004. The Board of Directors has decided that on January 1, 2005, Baron Georges Jacobs succeeded Gui de Vaucleroy as Chairman of Delhaize Group.

No vote is required on the resignation of Baron Gui de Vaucleroy.

8.2	Notification of the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove as Director with effect at the end of the Ordinary General Meeting.

No vote is required on the resignation of Baron Edgar-Charles de Cooman d’Herlinckhove.

8.3	Notification of the resignation of Mr. Frans Vreys as Director with effect at the end of the Ordinary General Meeting.

No vote is required on the resignation of Mr. Frans Vreys.

Under Belgian law, directors are elected by majority vote at the Ordinary General Meeting for a term of up to six years. As of January 1, 1999, the Company set the length of director terms at a maximum of three years. Directors may be removed from office at any time by a majority vote at any meeting of shareholders.

The persons named below are nominated to serve on the Board of Directors for the terms proposed. Each nominee for director has indicated that he is willing and able to serve as a director if elected. Based on the advice of the Governance Committee, the Board of Directors unanimously recommends that each shareholder vote FOR the election of each of the nominees named below as a director of the Company for the terms proposed.

8.4	Proposal to renew the term of Count Arnoud de Pret Roose de Calesberg (60) as a director for a period of three years that will expire at the end of the Ordinary General Meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Count Arnoud de Pret Roose de Calesberg (60). Count de Pret was from 1991 to 2000 a member of the Executive Committee and Chief Financial Officer of the Belgian metals Company Umicore. Previously he was a member of the Executive Committee and Chief Financial Officer of the Belgian pharmaceutical Company UCB. Currently, Arnoud de Pret is, among others, member of the Board of Directors of InBev, the Belgian international brewery Company, and Umicore. Arnoud de Pret holds a Commercial Engineer’s degree from the Université Catholique de Louvain (UCL), Belgium. Count de Pret was elected to the Board of Directors in 2002.

8.5	Proposal to appoint Mr. Luc Vansteenkiste (57) as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Mr. Luc Vansteenkiste (57). Mr. Vansteenkiste is Chief Executive Officer of the Belgian foam production company Recticel. He is Chairman of the Board of Directors of the Belgian photo-finishing company Spector Photo Group and member of the Board of the Belgian listed companies Telindus Group, Sioen, Ter Beke Vleeswaren and Compagnie du Bois Sauvage. Mr. Vansteenkiste is Chairman of the Federation of Belgian Companies and Board member of Belgian Institute for Board Members. Mr. Vansteenkiste earned his degree in civil engineering at the Katholieke Universiteit Leuven, Belgium

8.6	Proposal to appoint Mr. Jacques de Vaucleroy (44) as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Mr. Jacques de Vaucleroy (44). Mr. de Vaucleroy has over 18 years of experience in the financial services sector. He is currently responsible for the retail insurance business of ING in the U.S. as Group President of ING USFS. Jacques de Vaucleroy obtained a law degree (Université Catholique de Louvain, Belgium) and a Master in Business Law (Vrije Universiteit Brussel, Belgium). Mr. de Vaucleroy is also a member of the Board of Directors of the King Baudouin Foundation United States.

8.7	Proposal to appoint Mr. Hugh G. Farrington (60) as a director for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007.

Mr. Hugh G. Farrington (60). After a long retail management career starting in 1968 at Hannaford, a U.S. subsidiary of Delhaize Group, Mr. Farrington served as President and Chief Executive Officer of Hannaford from 1992 to 2001. In 2000, he was appointed as Vice Chairman of Delhaize America, and in 2001, he became Executive Vice President of Delhaize Group and member of its Board of Directors. In 2003, Mr. Farrington left the Board of Directors and resigned from his executive functions within the Group. Mr. Farrington holds a Bachelor’s degree from Dartmouth College, Hanover, New Hampshire and a Master of Education from the University of New Hampshire. Mr. Farrington is Chairman of the healthcare system MaineHealth and a former Vice Chairman of the Board of Directors of the Food Marketing Institute (FMI).

Item (9)

Independence of Directors

The recent corporate governance reforms in Belgium and the United States have introduced new regulations relating to the independence of directors.

As far as the rules applicable in Belgium are concerned, Delhaize Group’s shareholders at the Ordinary General Meeting held in 2004 determined that all the then directors of the Company, other than the Chief Executive Officer, Pierre-Olivier Beckers, satisfied the independence criteria under the rules of the Belgian Company Code. In addition to the rules of the Belgian Company Code, the Belgian Code on Corporate Governance contains a number of criteria to be taken into account when determining the independence of directors.

In the U.S., the Company is listed on the New York Stock Exchange (NYSE). Under the rules of the NYSE, listed companies that are foreign private issuers (such as Delhaize Group) are permitted to follow home country practices in lieu of the director independence requirements of the NYSE. Nonetheless, the Board of Directors has affirmatively determined in 2004 that all the then directors, with the exception of the Chief Executive Officer, Pierre-Olivier Beckers, had no material relationship with the Company, other than as directors of the Company, and were otherwise independent under the rules of the NYSE.

In March 2005, the Board of Directors has considered all criteria applicable to the assessment of independence of directors under applicable Belgian Company Code, the Belgian Code on Corporate Governance and NYSE rules and determined that, except for the Chief Executive Officer, all the directors of the Company and the nominees named under 9.2 to 9.3 below meet those independence criteria. As part of this assessment the Board has considered the fact that Frans Vreys, Baron Edgar-Charles de Cooman d’Herlinckhove and Philippe Stroobant served for more than three terms as directors of the Company and determined that in itself their tenures do not impair their independence under the Belgian Code on Corporate Governance. The Board also determined that, while Mr. Hugh Farrington referred to under 9.4 below immediately qualifies as independent under the Belgian Company Code, due to a former executive position held in the group he would only be eligible to qualify as independent director under the NYSE rules and the Belgian Code on Corporate Governance as from June 2006. The Board will propose at the Ordinary General meeting of May 26, 2005 that the shareholders acknowledge that all directors proposed for appointment or renewal are independent within the meaning of the Belgian Company Code.

The Board made its determination on the rules applicable in Belgium and the U.S. based on information provided by all directors regarding their relationships with Delhaize Group.

The proposed resolution only relates to the acknowledgment that the director whose mandate has been renewed as well as the newly appointed directors are meeting the independence criteria under the Belgian Company Code.

For directors to be independent within the meaning of the Belgian Company Code, the following conditions must be met:

•	A director cannot have a relationship with any company that is likely to impair his/her independence at any time.

•	Neither a director nor one of his/her immediate family members can at any time hold shares and/or ADRs representing, whether such shares and/or ADRs are held by such director alone or together with any of his/her immediate family members:

-	more than 10% of the capital of the Company, directly and/or indirectly through one or several companies controlled by such director; or

-	even less than 10% of the capital of the Company, if such director or any of his/her immediate family members is bound by any agreement or arrangement restricting either the transfer of such shares or ADRs or the exercise of any right pertaining to such shares or ADRs.

•	A director cannot qualify as an independent director of the Company if, during a period of two years preceding his/her appointment as an independent director, such person has held a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies. This requirement does not apply to the renewal of the mandate of independent directors of the Company.

•	A director cannot qualify as an independent director if any of the immediate family members of such director hold at any time a position of director, member of the Executive Committee, CEO or officer of the Company or any of its affiliated companies.

The Board of Directors unanimously recommends that the shareholders acknowledge that the director whose mandate has been renewed, as well as the newly appointed directors, are meeting the independence criteria under the Belgian Company Code.

9.1	Proposal to acknowledge that Count Arnoud de Pret Roose de Calesberg satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and renew his mandate as independent director.

Count Arnoud de Pret Roose de Calesberg’s biographical information is provided above.

9.2	Proposal to acknowledge that Mr. Luc Vansteenkiste satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director.

Luc Vansteenkiste’s biographical information is provided above.

9.3	Proposal to acknowledge that Mr. Jacques de Vaucleroy satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director.

Jacques de Vaucleroy’s biographical information is provided above.

9.4	Proposal to acknowledge that Mr. Hugh G. Farrington satisfies the requirements of independence set forth by Article 524, § 4, second indent of the Belgian Company Code, and appoint him as independent director.

Hugh G. Farrington’s biographical information is provided above.

Item (10)

Renewal of the Statutory Auditor’s Mandate

Under Belgian law, the statutory auditor is elected by majority vote at the Ordinary General Meeting for a term of up to three years.

The Board of Directors proposes to renew the mandate of Deloitte & Touche Reviseurs d’Entreprises S.C. s.f.d. S.C.R.L., avenue Louise 240, 1050 Brussels, as statutory auditor, represented by Mr. Philip Maeyaert, auditor or, in the event of inability of the latter, by any other partner of the statutory auditor agreed upon by the Company, for a period of three years that will expire at the end of the ordinary general meeting that will be requested to approve the annual accounts relating to the financial year 2007, and approve the yearly audit fees of the statutory auditor amounting to EUR 634,450.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (11)

Proposal to Approve a Stock Option Plan

under which Executive Managers are Entitled to Acquire

Delhaize Group’s Ordinary Shares

The Belgian Code on Corporate Governance recommends obtaining shareholders’ approval on the issue of stock option plans under which executive managers will be granted stock options entitling them to acquire shares of the Company. The Board of Directors proposes to approve a stock option plan that Delhaize Group SA intends to launch in the course of 2005, to the extent that the plan could entitle executive managers of Delhaize group to acquire existing ordinary shares of Delhaize Group SA.

The draft stock option plan is enclosed herewith.

The Board of Directors unanimously recommends that each shareholder vote FOR this proposal.

Item (12)

Proposal to Approve Accelerated Vesting of Stock Options

and Accelerated Payment Under a Performance Cash Plan Upon a Change of Control

Consistent with past practices, the Board of Directors intends to issue stock options for management associates of non-U.S. operating companies of the Delhaize group, granting to the beneficiaries the right to acquire existing shares of the Company under the terms and conditions of a stock option plan. One of the provisions of the plan will provide that in the event of a change of control over the Company the beneficiaries will have the right to acquire prematurely shares of the Company.

Furthermore, in 2003, the Company adopted a Global Long-Term Incentive Program (as further described in the 2004 Annual Report on page 78) which incorporates a Performance Cash Plan. The grants under the Performance Cash Plan provide for cash payments to the beneficiaries at the end of a three-year period that are dependent on Company performance against Board approved financial targets that are closely correlated to building long term shareholder value. The Performance Cash Plan provides that the beneficiaries are entitled to receive the full cash payment with respect to any outstanding grant in the event of a change of control over the Company.

In order to be enforceable, Article 556 of the Belgian Company Code requires that these provisions be approved by the shareholders.

The Board of Directors unanimously recommends that the shareholders vote FOR this proposal.